Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Indiana Community Bancorp

SEC Registration Statement No.: 000-18847

On May 11, 2012, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the presentation and relate to Old National Bancorp’s pending acquisition of Indiana Community Bancorp.

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On January 25, 2012, Old National announced its intent to acquire Indiana Community Bancorp (INCB) headquartered in Columbus, Indiana Strategic fill-in of attractive I-65 corridor in South Eastern Indiana Old National Indiana Community

ONB to Acquire INCB – Highlights Transaction Consideration: 100% stock transaction at an exchange ratio of 1.90, resulting in 6.6 million shares issued Deal value = $79.2 million at ONB price of $12.00 Tangible premium/core deposits (deposits less jumbo CDs) of 1.58% Price to tangible book of 1.17% Due Diligence Comprehensive review of all operations and business lines Extensive credit review Obtained in-depth look at culture Financial Impact Expected to be immediately accretive to EPS in 2012, excluding one-time charges of approximately $19.3 million Expected EPS accretion $.06 to $.08 per share in first full year Expected cost saves of over 35%, phased in 75% in 2012 and 100% thereafter Exceeds internal IRR hurdle Loan credit mark estimated at $87 million, or 12% of total loans* Loan interest rate mark estimated at $32 million Capital Create goodwill of approximately $75 million No additional capital raise needed TARP Repayment INCB to redeem TARP prior to closing, subject to regulatory approval Acceptable Risk Profile Strong cultural fit Closing Transaction anticipated to close 3Q12, subject to regulatory and INCB shareholder approval and other customary closing conditions Pricing based on ONB stock price of $12.00 – 20 day average 12-21-2011 to 1-20-2012 * Possible credit-related adjustments to exchange ratio

Possible Credit-Related Adjustments to Exchange Ratio Deal value subject to change based on increase or decrease of credit mark and delinquencies 1.9987 to 1.3396 Loan mark based on changes in impairment Delinquencies based on changes in “delinquent loans” from announcement date to closing date Delinquencies Nonaccruals Restructured OREO Net charge-offs Loan mark based on Old National’s credit methodology

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2012. Information about the directors and executive officers of Indiana Community Bancorp is set forth in Item 12 of Indiana Community Bancorp’s Form 10-K for its fiscal year ended December 31, 2011, as filed with the SEC on March 15, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp to execute its business plan (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and Old National Bancorp undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.